CAIS Capital, LLC
Statement of Financial Condition
December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68646

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAIS Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

527 Madison Avenue, Fl 2
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Shannon	212-201-2327	finance@caisgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DocuSign Envelope ID: 557EE8C0-C88C-4510-9B2B-57BD9E1C2056

OATH OR AFFIRMATION

I, Timothy Shannon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAIS Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



...CE PARISE
...ublic, State of New York
No. 41-4968956
...ified in Queens County
...ission Expires July 9, 2026

Notary Public

Signature: DocuSigned by: Timothy Shannon
6BCC464CC6F94CC...

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAIS Capital, LLC
Index
December 31, 2023

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of CAIS Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAIS Capital, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.
New York, NY
February 29, 2024

CAIS Capital, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	12,433,577
Accounts receivable		14,178,657
Prepaid expenses		74,825
Total Assets	$	26,687,059

Liabilities and Member's Equity

Due to affiliate - net	$	3,550,177
Deferred revenue		170,266
Accounts payable and other accrued expenses		210,606
Total Liabilities		3,931,049
Member's Equity		22,756,010
Total Liabilities and Member's Equity	$	26,687,059

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

CAIS Capital, LLC or the "Company" is a limited liability company established in the state of Delaware on July 27, 2009. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, with revenue generated from different classes of services, including direct selling agreement fees, underwriting revenue, and a platform distribution fee. The Company is wholly owned by Capital Integration Systems, LLC ("CAIS LLC"), an affiliated entity established in the state of Delaware.

The Company's headquarters is located in New York, NY and its clients are primarily located throughout the United States.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
Cash consists of cash at banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurable limit was $12,183,577 as of December 31, 2023. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote. There was no restricted cash held as of December 31, 2023.

Accounts Receivable
Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not partially or fully collectable, if any.

The Company uses current expected credit loss ("CECL") methodology in accordance with US GAAP to estimate expected credit losses over the entire life of the financial asset for accounts receivable. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivable, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved. Management did not believe an allowance was necessary as of December 31, 2023.

Prepaid Expenses
Prepaid expenses are future expenses of the Company that are paid in advance and have not yet been incurred as of December 31, 2023. As these expenses are incurred, prepaid expenses are amortized to expense in accordance with the terms of the related agreement or invoice.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers ("ASC 606"). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The balance of accounts receivable included in the Statement of Financial Condition is generally comprised of receivables for Direct Selling Agreement revenue and Underwriting revenue.

The Company records deferred revenue when it receives fees from clients that have not yet been earned. Deferred revenue of $170,266 is included in liabilities on the Statement of Financial Condition at December 31, 2023 and the entire balance will be recognized within twelve months of the contract dates.

The primary sources of revenue for the Company are as follows:

Direct selling agreement fees

Direct selling agreement fees may include revenue earned from providing introducer services, when the Company acts as a placement agent by assisting in the offer and sale of interests in a third party investment fund, and/or providing continuing investor related services to managers of private investment vehicles, which are the Company's performance obligations.

The Company records direct selling agreement fees over the time the services for the transactions are completed under the terms of each contract, which occurs at the time an investor is accepted into a third party investment fund or on a monthly basis for ongoing services. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

For variable amounts the uncertainty is dependent on various factors, commonly the value of the private investment vehicles' assets under management, which is highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until these factors are known, which is generally on a quarterly basis.

Underwriting revenue

Underwriting revenue generally arises from securities offerings in which the Company provides introducer services to issuers of securities and the broker-dealer or registered investment advisor who represents the purchaser of the offering. Underwriting revenue can also arise from the Company participating in a private placement directly for an entity. Generally, the Company believes its performance obligation is satisfied when the investor, through its broker-dealer or registered investment advisor, purchases the security.

2.   Summary of Significant Accounting Policies (continued)

The Company records underwriting revenue at a point in time on the trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Platform distribution fee

Platform distribution fee is earned from an agreement with CAIS LLC where the Company provides introducer services for investors to purchase interests in private investment vehicles sponsored by CAIS LLC, which is also the Company's performance obligation. The transaction price is a fee that is calculated as a fixed percentage of certain fees payable to CAIS LLC from the investment vehicles and is recognized as revenue when the performance obligation is satisfied, which is over time. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts the uncertainty is dependent on various factors, commonly the value of the private investment vehicles' assets under management, which is highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until these factors are known, which is generally on a monthly basis.

Interest

Interest is earned from cash in bank accounts. Any interest is recorded as earned. There was no interest earned for the year ended December 31, 2023.

Income Taxes
The Company is considered a disregarded entity for federal and state income tax purposes and is included in the income tax returns filed by CAIS LLC. CAIS LLC is a limited liability company and is treated as a partnership for income tax purposes. The Company follows the reporting requirements of ASU-2019-12, Income Taxes, and therefore CAIS LLC is not required to allocate tax expense to the Company. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the members of CAIS LLC.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2023 the Company did not have any unrecognized tax benefits or liabilities. The Company operated in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3.   **Guarantees**

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

4.   **Related Party**

The Company entered into a distribution agreement with CAIS LLC, whereby it receives a fee equal to 5% of certain fees payable to CAIS LLC from its affiliated private investment vehicles. During the year the fees received by the Company from CAIS LLC were $636,106, of which $52,666 remains receivable as of December 31, 2023 and is included in "Due to affiliate – net" in the Statement of Financial Condition.

The Company also entered into a management services agreement with CAIS LLC, whereby CAIS LLC provides administrative services, office space, and other services related to the development and operation of the Company's business. The Company's share of the expenses related to such services is calculated monthly based on the methodology described in the management services agreement and is paid periodically via intercompany transfer to CAIS LLC, net of any amounts that CAIS LLC owes the Company.

During the year ended December 31, 2023, the Company incurred $34,782,265 of expenses under the management services agreement. At December 31, 2023 the due to affiliate balance was $7,186,334 and the due from affiliate balance was $3,636,157 and is disclosed in the Statement of Financial Condition as "Due to affiliate – net" as $3,550,177 and is due on demand without interest, and was settled in the normal course of business during January 2024.

5.   **Business Risks**

The Company is subject to market and operational risks associated with the services it provides. The Company identifies, measures, and monitors risk through various control mechanisms and established formal risk management policies and procedures that are reviewed on an ongoing basis.

Market Risk

Market risk is the risk of potential adverse changes to the ongoing agreements or contracts because of changes in market conditions. The Company mitigates its exposure to market risk by performing due diligence on the funds made available through its platform. Periods of market volatility could occur in response to events outside of the Company's control which could adversely affect the operating results of the Company.

5.   Business Risks (continued)

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed processes, personnel or systems, or from external events. CAIS LLC has established an Operational Risk Management Committee ("ORMC"), which is a forum for senior management to discuss risks, assessments, risk events, risk mitigation, control enhancements and other noteworthy topics that impact the Company and its affiliated entities. The ORMC has the responsibility for the oversight and maintenance of the Company's Operational Risk Management Framework, which sets the basis for the comprehensive and proactive identification, assessment, management, monitoring, and reporting of operational risks for CAIS LLC and the Company. The Company seeks to mitigate operational risk through adherence to policies and procedures and maintenance of systems for the Company's operations.

6.   Regulatory Requirements

For the year ended December 31, 2023, the Company did not have custody of any client assets. The Company does not carry securities accounts for customers or perform custodial services and relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. There were no subordinated borrowings for the year ended December 31, 2023.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6.667% of aggregate indebtedness. At December 31, 2023 the Company had net capital of $8,502,528, which was $8,240,458 in excess of its required net capital of $262,070. The ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2023.

7.   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 29, 2024, the date of the filing of this report.

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.